Exhibit 99.1

IAMGOLD ACHIEVES COMMERCIAL PRODUCTION AT ESSAKANE
EFFECTIVE JULY 16, 2010

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, August 19, 2010 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced that its Essakane gold mine in Burkina Faso has achieved commercial production effective July 16, 2010.   The plant began to process material to test circuits in late June 2010, reaching the throughput, production and other operational standards to meet commercial production requirements beginning July 16, 2010. The plant has since met those performance criteria consistently for the necessary 30 consecutive days (the ”Start Up Period”) to declare commercial production.

During the Start Up Period, the Essakane mine processed an average of more than 16,000 tonnes per day, exceeding the 60% hurdle rate of design throughput required to establish commercial production.  Ramp up continues, and during the first half of August, the Essakane process plant has been operating at approximately 75% of design capacity.  During the Start Up Period, the operation produced an estimated 17,400 ounces of gold that indicated a gold recovery rate above 95%, effectively at feasibility design levels.   With the July 16, 2010 start date, Essakane is expected to produce 165,000 to 175,000 ounces of gold in 2010 (on a 100% basis) at a cash cost below $400 per ounce (including royalty).   The Company currently expects that Essakane will produce an average of 315,000 ounces of gold per year at an average cash cost of between $400 and $410 per ounce over the initial mine life expectancy of 12 years, however, based on recent exploration success the Company expects to expand the project.

“Bringing a major gold development project into production is a noteworthy accomplishment at any time, and with Essakane, the Company’s first African greenfield construction project, IAMGOLD has demonstrated another of its core competencies as a mature gold producer,” said President and CEO, Peter C. Jones.    “Including Essakane, IAMGOLD expects to produce between 980,000 and 1,010,000 ounces of gold in 2010.  Essakane’s startup also represents a milestone for Burkina Faso, representing the largest private foreign investment ever undertaken in that country and a significant economic driver for the country moving forward.”

The construction of the project cost approximately $453 million, involved over 3,000 people and adhered to international standards and best practices for all parts of the project.  A total of 21.4 million tonnes of material were mined during the pre-production period.  The startup of the project was six months ahead of initial predictions despite a number of challenges in logistics, climate, and manpower.  An extensive training effort was required for both the construction labour force and the operations team, and continued training will be a key driver for success moving forward.

As of January 1, 2010, IAMGOLD estimated that Essakane had on an attributable basis 4.3 million ounces of measured and indicated resources (inclusive of 3.8 million ounces of reserves) and another 1.9 million ounces of inferred resources.  Concurrent with the construction and start up of the operation, IAMGOLD is spending $15.8 million at Essakane during 2010 on resource development and exploration, including a recently allocated additional amount of $1.6 million. Over 80,000 metres of drilling is planned for 2010, with a primary focus on the north and south strike extensions of the Essakane main zone.  This work is designed to identify new mineral resources on IAMGOLD’s vast exploration land package and support future production increases.

Gordon Stothart, Executive Vice President and COO of IAMGOLD commented, “We are extremely proud of the team that has brought this challenging project into production ahead of schedule.   We continued to meet our commitment to Zero Harm with ten lost time accidents in over 11 million hours worked, a lost time injury frequency of 0.18 which compares favourably to world-class standards.  Also in step with this commitment, IAMGOLD completed a successful relocation of the Essakane village, which involved the construction of more than 2,000 buildings to provide 12,000 people with improved housing and access to clean water and enhanced education.

“Essakane is now a producing mine.  For the first few years of the operation, we plan to process soft ore at the rate of 9.0 million tonnes per year.  As of today, we have stockpiled 5.8 million tonnes of ore, equivalent to over eight months of production and we are currently on target to fill the water reservoirs with between 3.5 million and 4.0 million cubic metres of water, which we expect to be more than sufficient to meet our production needs during the dry season.  We have a 27.5 megawatt power plant and have a tailings storage facility with the capacity to accommodate all of the current life of mine requirements.   Essakane will make a strong contribution to IAMGOLD’s production, earnings and cash flow.”

BACKGROUND
The project began construction in September 2008. IAMGOLD acquired a 90% interest in the Essakane mine as a development project on February 25, 2009, with the Burkina Faso government holding the remaining 10%.

The Essakane property is located in north-eastern Burkina Faso, West Africa, and consists of six exploration permits covering approximately 1,283 square kilometres.  The Essakane main zone deposit (the “EMZ deposit”) is located in the 100 square kilometre mining concession, centered within the block of exploration permits.

 Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as "mineral resources", that the SEC guidelines strictly prohibit the Company from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2009 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Québec, where it also operates a niobium mine.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
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